1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE May 1, 2025	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA ANNOUNCES INCLUSION IN THE SOLACTIVE GLOBAL SILVER MINERS TOTAL RETURN INDEX

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that the Company has been included in the Solactive Global Silver Miners Total Return Index, effective May 1, 2025. The primary exchange-traded fund ("ETF") that tracks the Solactive Global Silver Miners Total Return Index is the Global X Silver Miners ETF (NYSE Arca: SIL).

George Salamis, President, CEO, and Director of Integra, commented: "We are pleased to have met the criteria for inclusion in the Solactive Global Silver Miners Total Return Index. This first index inclusion for Integra marks an important milestone for the Company, providing validation of our success in building a growing gold and silver producer focused in the Great Basin of the Western United States. We are confident that our inclusion in the Solactive Global Silver Miners Total Return Index will enhance Integra's capital markets profile, bolster trading liquidity, and help the Company appeal to a broader universe of institutional and retail investors."

For more information on the Solactive Global Silver Miners Total Return Index, please visit: https://www.solactive.com/Indices/?index=DE000A1DKEB9#documents

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits of the Company's inclusion in the Solactive Global Miners Total Return Index; the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.